Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

Valour Inc. (“Valour” or the “Company”)

198 Davenport Road

Toronto, Ontario

M5R 1J2

ITEM 2	Dates of Material Change:

May 14, 2021, July 20, 2021, October 4, 2021, July 5, 2022, October 6, 2022, and November 12, 2022

ITEM 3	News Release:

News releases were issued by the Company on May 14, 2021, July 20, 2021, October 4, 2021, July 5, 2022, October 6, 2022, and November 12, 2022 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change:

On May 14, 2021, Valour appointed Krisztian Tóth as a director of the Company

On July 20, 2021, Valour appointed Russell Starr as Executive Chairman of the board of directors of the Company.

On October 4, 2021, Valour appointed Russell Starr as Chief Executive Officer of the Company, Diana Biggs as Chief Strategy Officer of the Company, Johan Wattenstrom as Chief Operating Officer of the Company. Mr. Starr replaces Mr. Wouter Witvoet as Chief Executive Officer of the Company

On July 5, 2022, Diana Biggs resigned as Chief Strategy Officer of the Company.

On October 6, 2022, Valour appointed Olivier Roussy Newton as Chief Executive Officer of the Company. Mr. Roussy Newton replaces Russell Star as the Chief Executive Officer of the Company and Mr. Johan Wattenstrom resigned as Chief Executive Officer of the Company.

On November 12, 2022, Bernard Wilson resigned as director of the Company.

ITEM 5	Full Description of Material Change:

On May 14, 2021, Valour appointed Krisztian Tóth as a director of the Company

On July 20, 2021, Valour appointed Russell Starr as Executive Chairman of the board of directors of the Company.

On October 4, 2021, Valour appointed Russell Starr as Chief Executive Officer of the Company, Diana Biggs as Chief Strategy Officer of the Company, Johan Wattenstrom as Chief Operating Officer of the Company. Mr. Starr replaces Mr. Wouter Witvoet as Chief Executive Officer of the Company

On July 5, 2022, Diana Biggs resigned as Chief Strategy Officer of the Company.

On October 6, 2022, Valour appointed Olivier Roussy Newton as Chief Executive Officer of the Company. Mr. Roussy Newton replaces Russell Star as the Chief Executive Officer of the Company and Mr. Johan Wattenstrom resigned as Chief Executive Officer of the Company.

On November 12, 2022, Bernard Wilson resigned as director of the Company.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Olivier Roussy Newton

Chief Executive Officer

olivier@valour.com

ITEM 9	Date of Report:

January 13, 2023